EXHIBIT 99.1

COMMON SHARES

PRETIUM RESOURCES INC.

UNDERWRITING AGREEMENT

February 23, 2016

CIBC WORLD MARKETS INC.
RBC DOMINION SECURITIES INC.
SCOTIA CAPITAL INC.
BMO NESBITT BURNS INC.
CITIGROUP GLOBAL MARKETS CANADA INC.
CORMARK SECURITIES INC.
GMP SECURITIES L.P.
NUMIS SECURITIES LIMITED
ROTH CAPITAL PARTNERS, LLC
CANACCORD GENUITY CORP.
RODMAN & RENSHAW A UNIT OF H.C. WAINWRIGHT & CO., LLC
PARETO SECURITIES LTD.

c/o CIBC World Markets Inc.
161 Bay St., 4th Floor
Toronto, ON M5J 2S8

Ladies/Gentlemen:

Pretium Resources Inc., a corporation organized and existing under the laws of British Columbia (the “Company”), proposes to issue and sell, subject to the terms and conditions stated herein, to the several underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 26,210,000 common shares (the “Firm Shares”), without par value.  In addition, for the sole purpose of covering over-allotments in connection with the sale of the Firm Shares, at the option of the Underwriters, the Company grants to the Underwriters the option to purchase up to an additional 2,174,000 common shares (the “Additional Shares”).  The Firm Shares and any Additional Shares purchased by the Underwriters are referred to herein as the “Shares”.  CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. are acting as lead managers (the “Lead Managers”) in connection with the offering and sale of the Shares contemplated herein (the “Offering”).

The Company understands that the Underwriters propose to make a public offering of the Shares in the United States and each of the provinces and territories of Canada, except Québec, either directly or through their respective U.S. or Canadian broker-dealer affiliates upon the terms set forth in the Prospectuses (as defined below) as soon as the Underwriters deem advisable after this Agreement has been executed and delivered.  Numis Securities Limited, Roth Capital Partners, LLC, Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC and Pareto Securities Ltd. will not, directly or indirectly, solicit offers to purchase or sell Shares in Canada.

1.      Representations and Warranties of the Company.  The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a)                 The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus dated July 8, 2014 (the “Canadian Preliminary Base Shelf Prospectus”), a final short form base shelf prospectus dated July 16, 2014 (the “Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to US$600,000,000 of the Company's securities with the British Columbia Securities Commission, as principal regulator pursuant to Multilateral Instrument 11-102 – Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below), (collectively, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a prospectus receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) on behalf of the Canadian Qualifying Authorities for each of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus.  The term “Canadian Jurisdictions” means each of the provinces and territories of Canada, except Québec.  The term “Canadian Base Prospectus” means the Canadian Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (together, the “Shelf Procedures”).  The term “Canadian Pricing Prospectus” means the preliminary prospectus supplement (the “Canadian Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures on February 22, 2016, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.  The term “Canadian Prospectus” means the prospectus supplement (the “Canadian Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the Canadian Pricing Prospectus, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.  No order suspending the distribution of the Shares or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

(b)                 The Company meets the general eligibility requirements for the use of Form F-10 under the Securities Act of 1933, as amended (the “Securities Act”), and has prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (File No. 333-197304) on July 8, 2014, providing for the offer and sale, from time to time, of up to US$600,000,000 of the Company’s securities (the “Registration Statement”). The Registration Statement which includes the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such registration statements and all documents incorporated by reference therein, became effective pursuant to Rule 467(a) under the Securities Act on July 18, 2014.  In connection with the filing of the Registration Statement, the Company has filed with the Commission, on July 8, 2014, appointments of agent for service of process upon the Company on Form F-X under the Securities Act.  The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”.  The term “U.S. Pricing Prospectus” means the preliminary prospectus supplement (the “U.S. Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Commission pursuant to General Instruction II.L. of Form F-10 on February 22, 2016, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.  The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the U.S. Pricing Prospectus, to be dated the date hereof and filed with the Commission pursuant to General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.  No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with.

Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Shares is hereafter referred to as an “Issuer Free Writing Prospectus”; and the U.S. Pricing Prospectus, as supplemented by the Issuer Free Writing Prospectuses, if any, and the information listed in Annex IV hereto, taken together, are hereafter referred to collectively as the “Pricing Disclosure Package”.  Any reference herein to the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Qualifying Authorities or the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus, U.S. Pricing Prospectus or U.S. Prospectus and (ii) any such document so filed.  As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Pricing Prospectuses” shall mean, collectively, the Canadian Pricing Prospectus and the U.S. Pricing Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

(c)                 The Canadian Base Prospectus and the Canadian Pricing Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Pricing Prospectus, as of the time of filing thereof, did not, and the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing thereof and through the Closing Date and the Additional Closing Date, if any (each as defined below) include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and the Canadian Pricing Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date and the Additional Closing Date, if any, constitute, full, true and plain disclosure of all material facts relating to the Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Pricing Prospectus or the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein.  The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

(d)                 The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply, in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Prospectus) not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein.  The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

(e)                 No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Pricing Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the U.S. Pricing Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the U.S. Pricing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein.  The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

(f)                 For purposes of this Agreement, the “Applicable Time” is 10:15 a.m. (Eastern) on the date of this Agreement.  The Pricing Disclosure Package, as of the Applicable Time, did not, and from the Applicable Time through the Closing Date and the Additional Closing Date, if any (each as defined below), will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the Pricing Prospectuses or the Prospectuses, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No representation and warranty is made in this Section 1(f) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein.  The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

(g)                 Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not false or misleading.

(h)                 PricewaterhouseCoopers LLP, who have audited the consolidated financial statements of the Company and its subsidiaries that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and whose reports appear or are incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules and Regulations.

(i)                 Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses, except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company or any of its subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (a “Material Adverse Change”).  Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectuses and the Prospectuses.

(j)                  No Subsidiary listed in Exhibit A hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.

(k)                 The Company has, as of the dates indicated in the Pricing Prospectuses and the Prospectuses, an authorized and outstanding capitalization as set forth in the Pricing Prospectuses and the Prospectuses, and all of the issued and outstanding share capital of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company or any Subsidiary any common shares of the Company or other security of the Company or any security convertible into, or exercisable or exchangeable for, common shares of the Company or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the date hereof.  All of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Prospectuses and the Prospectuses) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”).

(l)                  The Company has full power and authority (corporate or otherwise) to issue the Shares and to perform its obligations hereunder.  The Shares to be delivered on the Closing Date and the Additional Closing Date, if any (as defined below), have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof.  The common shares of the Company and the Shares conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses.  Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.  Except as disclosed in the Pricing Prospectuses and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or the Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(m)                The Material Subsidiaries are the only Subsidiaries that are “significant subsidiaries” of the Company (within the meaning of Rule 1-02 of Regulation S-X under the Securities Act) or are otherwise material to the Company.  The Company and each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of its jurisdiction of organization.  The Company and each Material Subsidiary is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the Pricing Prospectuses or the Prospectuses (a “Material Adverse Effect”).

(n)                 The Company and each Material Subsidiary has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any Material Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(o)                 This Agreement has been duly and validly authorized, executed and delivered by the Company.

(p)                 There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the Offering of the Shares that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering of the Shares that have not been filed as required; the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(q)                 The issue and sale of the Shares, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Material Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except (in the case of clauses (i) and (iii) above) as could not reasonably be expected to have a Material Adverse Effect.

(r)                  No Consent is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Shares, the qualification of the distribution of the Shares in the Canadian Jurisdictions as contemplated by this Agreement, necessary approvals of the Toronto Stock Exchange (the “TSX”), and the New York Stock Exchange (“NYSE”) and any consents as may be required under state or foreign securities or blue sky laws, or the by-laws and rules of the Financial Industry Regulatory Authority (“FINRA”) in connection with the purchase and distribution of the Shares by the Underwriters, each of which, other than with respect to the NYSE, has been obtained and is in full force and effect (on a conditional basis, in the case of the Consent of the TSX).

(s)                 Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(t)                  The consolidated financial statements, including the notes thereto, included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; except as otherwise stated in the Registration Statement, the Pricing Prospectuses and the Prospectuses, said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Prospectuses and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations.  The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses and the books and records of the Company.

(u)                 There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its auditors.

(v)                 The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectuses and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(w)                The common shares of the Company have been registered pursuant to Section 12(b) of the Exchange Act.  The common shares of the Company are listed on the TSX and on the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the common shares of the Company under the Exchange Act or de-listing the common shares of the Company from the TSX or the NYSE, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or the NYSE is contemplating terminating such registration or listing.

(x)                  The Company and its Material Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company believes that the Company’s and its Material Subsidiaries’ internal control over financial reporting is effective and the Company and its Material Subsidiaries are not aware of any material weakness in their internal control over financial reporting.

(y)                 Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(z)                  The Company and its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities.  Such disclosure controls and procedures are effective.

(aa)                There is and has been no failure on the part of the Company or, to the Company's knowledge, any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(bb)               Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(cc)                Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Shares pursuant to the Registration Statement.

(dd)               The statements set forth in the Base Prospectuses under the captions “Description of Securities Being Distributed”, “Enforceability of Civil Liabilities” and “Risk Factors – Risks Related to our Securities – We may be treated as a “passive foreign investment company….”, in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Enforceability of Civil Liabilities,” in the Canadian Prospectus Supplement under “Eligibility for Investment” and in the Registration Statement under “Part II - Indemnification”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(ee)               There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Pricing Prospectuses or the Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(ff)                 The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission.  All conditions for use of Form F-10 to register the Shares under the Securities Act have been satisfied.  The documents incorporated or deemed to be incorporated by reference in the Pricing Prospectuses and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act, the Rules and Regulations and Canadian Securities Laws and, when read together with the other information in the Pricing Prospectuses and the Prospectuses, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(gg)               The Company is not and, after giving effect to application of the net proceeds of the Offering as described in the Pricing Prospectuses and the Prospectuses, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended, and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(hh)               Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by FINRA.

(ii)                  Neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(jj)                  Except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Pricing Prospectuses and the Prospectuses; (ii) to the knowledge of the Company, it and the Material Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Pricing Prospectuses and the Prospectuses or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Material Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Material Subsidiaries; and (iii) neither the Company nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Material Subsidiary, except as could not reasonably be expected to have a Material Adverse Effect.

(kk)               All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by the Company or any of its Material Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no material royalty is payable in respect of any of them, except as disclosed in the Pricing Prospectuses and the Prospectuses.  Except as disclosed in the Pricing Prospectuses and the Prospectuses, no other material property rights are necessary for the conduct of the Company’s business as described therein, and there are no material restrictions on the ability of the Company and its Material Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law or as set forth in the agreements listed in Exhibit B hereto (collectively, the “Material Agreements”).  Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Mining Claims held by the Company or its Material Subsidiaries cover the properties required by the Company for the purposes described therein.

(ll)                 The information relating to estimates by the Company of the measured, indicated and inferred resources associated with its mineral property projects contained in the Pricing Prospectuses and the Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI43-101”).  The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and, subject to those assumptions being true and correct, that the projected production and operating results relating to its projects and summarized in the Pricing Prospectuses and the Prospectuses are achievable by the Company.  The Company has filed with the Canadian Qualifying Authorities all technical reports required to be filed by it pursuant to NI 43-101.

(mm)             The Company and the Material Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect.  There are no material claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.  The Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(nn)                 The Company and each Subsidiary has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect.  No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal and provincial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company’s knowledge, threatened.  The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(oo)                 There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares.

(pp)                 No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an Underwriter to U.S. residents.

(qq)                 To the knowledge of the Company, no dispute between the Company and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Company’s properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

(rr)                 No labor disturbance by the employees of the Company or any Material Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(ss)                 There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.  There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law.  Except as disclosed in the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(tt)                  In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(uu)               None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.  The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.  Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(vv)               Neither the Company nor any Material Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except in any such case for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(ww)             The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus.  The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectuses, the Prospectuses and any Issuer Free Writing Prospectus set forth on Annex IV hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares, except for any Issuer Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Lead Managers.

(xx)                The Company is a reporting issuer under the securities laws of each Canadian Jurisdiction that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authority in each such Canadian Jurisdiction that maintains such a list.

(yy)               Computershare Investor Services Inc. at its principal offices in the cities of Vancouver, British Columbia and Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to its common shares, and Computershare Trust Company, Inc. at its principal office in Denver, Colorado is the duly appointed U.S. co-transfer agent of the Company with respect to its common shares.

(zz)                The minute books and corporate records of the Company and its Material Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries.

(aaa)              The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(bbb)             Each stock option granted under any stock option plan of the Company or any Subsidiary (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(ccc)              None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

Any certificate signed by or on behalf of the Company and delivered to the Lead Managers or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

2.      Purchase, Sale and Delivery of the Shares.

(a)                 On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the U.S. purchase price set forth in Annex IV hereto, the number of Firm Shares set forth opposite their respective names on Schedule I hereto together with any additional number of Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 9 hereof.  As compensation for the services rendered to the Company by the Underwriters in respect of the Offering, the Company will pay to the Underwriters a commission for Shares sold to the Underwriters under this Agreement, in U.S. currency, as set forth in Annex IV hereto, payable on the Closing Date (as defined below), which may be netted against payment from the Underwriters to the Company for the Firm Shares.

(b)                  Payment of the purchase price for, and delivery of certificates or evidence of registration representing, the Firm Shares shall be made at the offices of Blake, Cassels & Graydon LLP or at such other place as shall be agreed upon by the Lead Managers and the Company, at 5:00 A.M., Vancouver time, on March 1, 2016, or such other time and date as the Lead Managers and the Company may agree upon in writing (such time and date of payment and delivery being herein called the “Closing Date”).  Delivery of certificates for, or evidence of registration representing, the Firm Shares shall be made to the Lead Managers through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Firm Shares by wire transfer in same day funds to or as directed in writing by the Company.  Certificates for, or evidence of registration representing, the Firm Shares shall be registered in such name or names and shall be in such denominations as the Lead Managers may request.  If certificates are issued, the Company will permit the Lead Managers to examine and package such certificates for delivery at least one full business day prior to the Closing Date.

(c)                 In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the Underwriters, acting severally and not jointly, the option to purchase up to 2,174,000 Additional Shares at the same purchase price per share to be paid by the Underwriters for the Firm Shares and at the same commission per share to be received by the Underwriters as set forth in Section 2(a) above, for the sole purpose of covering over-allotments in the sale of Firm Shares by the Underwriters.  This option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the Closing Date, by written notice from the Lead Managers to the Company.  Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by the Lead Managers, when the Additional Shares are to be delivered (any such date and time being herein sometimes referred to as the “Additional Closing Date”); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised.  Upon any exercise of the option as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Company, in the same proportion as the number of Firm Shares sold to the Underwriters by the Company, the number of Additional Shares that bears the same proportion of the total number of Additional Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 9 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional shares as the Lead Managers in its sole discretion shall make.

(d)                 Payment of the purchase price for, and delivery of certificates or evidence of registration representing, the Additional Shares shall be made at the office of Blake, Cassels & Graydon LLP, or at such other place as shall be agreed upon by the Lead Managers and the Company, at 5:00 A.M., Vancouver time, on the Additional Closing Date, or such other time as shall be agreed upon by the Lead Managers and the Company.  Delivery of certificates for, or evidence of registration representing, the Additional Shares shall be made to the Lead Managers through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Additional Shares by wire transfer in same day funds to or as directed in writing by the Company, as applicable.  Certificates for, or evidence of registration representing, the Additional Shares shall be registered in such name or names and shall be in such denominations as the Lead Managers may request.  If certificates are issued, the Company will permit the Lead Managers to examine and package such certificates for delivery at least one full business day prior to the Additional Closing Date.

(e)                 The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Shares and commission with respect to the Shares) were negotiated at arm’s length between sophisticated parties represented by counsel; (ii) the Underwriters’ obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety and (iii) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

(f)                 Each of Numis Securities Inc., Roth Capital Partners, LLC, Rodman & Renshaw a unit of H.C. Wainwright and Pareto Securities Ltd. hereby covenants and agrees with the Company that:

(i)           it will not sell or offer to sell, nor allow any agent or selling group member acting on behalf of it in connection with the Offering to sell or offer to sell, any of the Shares to any person resident in Canada;

(ii)           concurrent with the closing of the Offering, it will deliver to CIBC Capital World Markets Inc., on behalf of the other Underwriters, an “all-sold” certificate confirming that neither it nor any of the agents or selling group members acting on it’s behalf in connection with the Offering, has offered or sold any of the Shares to any person resident in Canada; and

(iii)           it shall include a statement in the confirmation slip or other notice provided to the purchaser of the Shares sold by it that it is such underwriter’s understanding that the purchaser is not a resident of Canada nor is the purchaser holding such Shares on behalf of or for the benefit of a person resident in Canada.

(g)                 The obligations of the Underwriters under this Section 2 are several and not joint or joint and several.  No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter.

3.      Offering.  Upon authorization of the release of the Firm Shares by the Lead Managers, the Underwriters propose to offer the Shares for sale to the public upon the terms and conditions set forth in the Prospectuses.

4.      Covenants of the Company.  In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:

(a)                 The Company will comply with the Shelf Procedures and General Instruction II.L of Form F-10 under the Securities Act.  Prior to the later of the last date on which an Additional Closing Date, if any, may occur, and the termination of the Offering of the Shares, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Lead Managers and its legal counsel for their review prior to filing and will not file any such proposed amendment or supplement to which the Lead Managers reasonably objects.  The Company will cause the Prospectuses, properly completed, and any supplement thereto to be filed, each in a form approved by the Lead Managers with the Canadian Qualifying Authorities in accordance with the Shelf Procedures (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Lead Managers of such timely filings. The Company will promptly advise the Lead Managers (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering of the Shares, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (8) of the receipt of any comments or communications from the Canadian Qualifying Authorities, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of the Shares on the TSX or the NYSE, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose.  If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.

(b)                 The Company will prepare and file with the Canadian Qualifying Authorities, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the day following the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Prospectus.

(c)                 The Company will prepare and file with the Commission, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the day following the date of this Agreement, the U.S. Prospectus.

(d)                 If at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Lead Managers promptly and prepare and file with the Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to the Lead Managers) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.

(e)                 The Company will not, without the prior consent of the Lead Managers, (i) make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Lead Managers, or (ii) file, refer to, approve, use or authorize the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares.  If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Prospectuses or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Lead Managers promptly and, if requested by the Lead Managers, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Lead Managers) that will correct such statement, omission or conflict or effect such compliance.

(f)                 The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

(g)                 The Company will promptly deliver to each of the Underwriters conformed copies of the Canadian Prospectus, signed and certified as required by Canadian Securities Laws in the Canadian Jurisdictions, a copy of any other document required to be filed by the Company in compliance with Canadian Securities Laws in connection with the Offering, a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement.  The Company will promptly deliver to each of the Underwriters such number of copies of the Pricing Prospectuses, Prospectuses and the Registration Statement, all amendments of and supplements to such documents, if any, as the Underwriters may reasonably request.  Prior to 9:00 A.M., New York time, on the business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectuses in Toronto, and on the second business day next succeeding the date of this Agreement and from time to time thereafter, in New York City, in such quantities as the Underwriters may reasonably request.

(h)                 Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with the Lead Managers, to qualify the Shares for offering and sale under the securities laws relating to the offering or sale of the Shares of such jurisdictions, Canadian (other than Québec), U.S. or foreign, as the Lead Managers may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Shares, in any jurisdiction where it is not now so subject or require registration of the Shares or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

(i)                  The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

(j)                 During the period of 90 days from the date of the Prospectuses (the “Lock-Up Period”), without the prior written consent of the Lead Managers, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; and the Company will obtain an undertaking in substantially the form of Annex III hereto of each of its officers and directors listed on Schedule II attached hereto, not to engage in any of the aforementioned transactions on their own behalf, other than the sale of Shares as contemplated by this Agreement and (i) the Company’s issuance of its common shares upon the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof; (ii) the Company’s issuance of its common shares upon the exercise of currently outstanding options; (iii) the Company’s issuance of its common shares upon the exercise of currently outstanding warrants; (iv) the Company's issuance of common shares pursuant to the exercise of certain participation rights of existing shareholders as described in the Prospectuses; (v) the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans in effect on the date hereof, each as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses; and (vi) the issuance of less than five per cent of the outstanding common shares of the Company in connection with the acquisition of property interests by the Company and its Subsidiaries.  The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

(k)                 During the period of three years from the effective date of the Registration Statement, the Company will furnish to you copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to you as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Canadian Qualifying Authorities, the Commission, the TSX, the NYSE, or any other securities exchange on which any class of securities of the Company is listed; provided, however that, notwithstanding the foregoing, the Company shall have no obligation to provide under this Section 4(k): (x) any document or information required to be delivered pursuant to this paragraph that is made available on EDGAR or SEDAR; (y) any document or information that the Company believes, acting reasonably, not to be material; or (z) any document or information that the Company believes, acting reasonably, it is prohibited by applicable law from disclosing under the circumstances.

(l)                  The Company will use its commercially reasonable efforts to effect and maintain the listing of the Shares on the TSX and the NYSE for a period of at least three years from the date of this Agreement.

(m)                The Company will apply the net proceeds from the sale of the Shares as set forth under the caption “Use of Proceeds” in the Pricing Prospectuses and the Prospectuses.

(n)                 The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(o)                 The Company shall provide the Lead Managers with a draft of any press release to be issued in connection with the Offering of the Shares, and will provide the Lead Managers and its counsel sufficient time to comment thereon and will accept all reasonable comments of the Lead Managers and its counsel on such press releases.

(p)                 Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any “free writing prospectus” (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company, except for any Issuer Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Lead Managers.  The Company and each Underwriter, severally and not jointly, agrees that any such free writing prospectus, the use of which has been consented to by the Company and the Underwriters, is listed in Annex IV hereto.

(q)                 During the distribution of the Shares: (i) the Company shall prepare, in consultation with the Lead Managers, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”), including any template version thereof, to be provided to potential investors in the Shares, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriters and their respective counsel, acting reasonably, (ii) the Lead Managers shall, on behalf of the Underwriters, approve in writing any such marketing materials, as contemplated by the Canadian Securities Laws and shall not use any marketing materials until such time as the Company confirms in writing that the marketing materials have been approved and filed in accordance with NI 44-101; and (iii) the Company shall: (A) file any such marketing materials (or any template version thereof) with the Canadian Qualifying Authorities as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Lead Managers on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Shares; and (B) remove or redact any comparables from any template version so filed, in compliance with NI 44-101, prior to filing such template version with the Canadian Qualifying Authorities (provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Qualifying Authorities in compliance with NI 44-101 by the Company, and a copy thereof provided to the Underwriters as soon as practicable following such filing).

(r)                  The Company and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Shares, it will not provide any potential investor with any materials or information in relation to the distribution of the Shares or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and filed in accordance with Section 4(q); and (B) any such materials that constitute standard term sheets have been approved in writing by the Company and the Lead Managers and are provided in compliance with Canadian Securities Laws in each case only in the Canadian Jurisdictions.

(s)                  Notwithstanding Section 4(q) and 4(r), following the approval and filing of a template version of marketing materials in accordance with Section 4(q), the Underwriters may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Shares in accordance with Canadian Securities Laws.

5.      Payment of Expenses.  Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, the Canadian Base Prospectus, the Pricing Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the qualification of the Shares under Canadian Securities Laws, the registration of the Shares under the Securities Act and the Offering; (iii) the cost of producing this Agreement and any agreement among Underwriters, blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Shares for offering and sale under United States state securities, or “blue sky”, laws as provided in Section 4(f) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (v) the reasonable fees and disbursements of counsel for the Underwriters in connection with compliance with the rules and regulations of FINRA in connection with the Offering; (vi) all fees and expenses in connection with listing the Shares on the TSX and the NYSE; (vii) all travel expenses of the Company’s officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Shares; and (viii) any transfer taxes incurred in connection with this Agreement or the Offering.  The Company also will pay or cause to be paid: (a) the cost of preparing certificates, if any, representing the Shares; (b) the cost and charges of any transfer agent or registrar for the Shares; (c) the reasonable costs and expenses of the Underwriters, including the reasonable fees of their counsel, any experts or consultants retained by them and other out of pocket expenses incurred by them in connection with the transactions contemplated by this Agreement and (d) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.

6.      Conditions of Underwriters’ Obligations.  The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 6, “Closing Date” shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:

(a)                 The Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4 hereof; no order of any securities commission, securities regulatory authority or stock exchange in Canada to cease distribution of the Shares under the Canadian Prospectus, as amended or supplemented, shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or, to the knowledge of the Company, threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to the Underwriters’ reasonable satisfaction; and all necessary regulatory or stock exchange approvals shall have been received.

(b)                 At the Closing Date, you shall have received the written opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, to the effect set forth in Annex I hereto.

(c)                 At the Closing Date, you shall have received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, to the effect set forth in Annex II hereto.

(d)                 At the Closing Date, you shall have received the written opinion of Canadian counsel to the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, as to ownership of the Material Subsidiaries, due incorporation or organization, valid existence and good standing and as to ownership by the Company and its Material Subsidiaries of the Brucejack Project and with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters.

(e)                  At the Closing Date, you shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ United States counsel, and Stikeman Elliott LLP, the Underwriters’ Canadian counsel, (together, “Underwriters’ Counsel”), dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, with respect to the issuance and sale of the Shares, the Canadian Prospectus, the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and such other matters as you may require, and the Company shall have furnished to Underwriters’ Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(f)                  At the Closing Date, the Underwriters shall have received a certificate of the President and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriters, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a) and (k) of this Section 6.

(g)                 At the time this Agreement is executed and at the Closing Date, you shall have received comfort letters from PricewaterhouseCoopers LLP, independent chartered accountants for the Company, dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, and in form and substance satisfactory to the Underwriters and Underwriters’ Counsel.

(h)                 Neither the Company nor any Material Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Lead Managers, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto).

(i)                  The Underwriters shall have received a duly executed lock-up agreement from each person who is a director or executive officer of the Company listed on Schedule II hereto, in each case substantially in the form attached hereto as Annex III.

(j)                  At the Closing Date, the Shares shall have been conditionally approved for listing on the TSX and shall be approved for listing on the NYSE, subject to notice of issuance.

(k)                 At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

(l)                  Prior to the Closing Date, the Company shall have furnished to the Lead Managers satisfactory evidence of its due and valid authorization of Puglisi & Associates as its agent to receive service of process in the United States pursuant to Section 13 hereof, and satisfactory evidence from Puglisi & Associates accepting its appointment as such agent.

(m)                The Company shall have furnished the Underwriters and Underwriters’ Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters’ Counsel pursuant to this Section 6 shall not be satisfactory in form and substance to the Lead Managers and to Underwriters’ Counsel, all obligations of the Underwriters hereunder may be cancelled by the Lead Managers at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Shares may be cancelled by the Lead Managers at, or at any time prior to, the Additional Closing Date.  Notice of such cancellation shall be given to the Company in writing or by telephone.  Any such telephone notice shall be confirmed promptly thereafter in writing.

7.      Indemnification.

(a)                 The Company shall indemnify and hold harmless each Underwriter, each of the officers and directors of each Underwriter and each other person, if any, who controls any Underwriter within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any “road show” (as defined in Rule 433 under the Securities Act) for the Offering (“Marketing Materials”), or (ii) the omission or alleged omission to state in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of any prospectus), not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the written information furnished to the Company by or on behalf of any Underwriter through the Lead Managers expressly for use therein.  The parties agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 12 hereof.  This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b)                 Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the officers and directors of the Company and each other person, if any, who controls the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Pricing Prospectus or Prospectus, as originally filed or any amendment thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting commission applicable to the Shares to be purchased by such Underwriter hereunder.  The parties agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 15 hereof.

(c)                 Promptly after receipt by an indemnified party under subsection (a), (b), (c), (d) or (e) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 7, unless and to the extent such failure results in the forfeiture by the indemnifying party of substantial rights and defenses). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party acting reasonably; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party.  Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case (including one local counsel in each relevant jurisdiction), but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties.  No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 7 or Section 8 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party.  If at any time an indemnified party shall have requested in writing an indemnifying party to reimburse the indemnified party for any fees and expenses as contemplated by this Section 7(c), then the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days' prior written notice of its intention to settle.

8.      Contribution.  In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, officers of the Company who signed the Canadian Prospectuses and the Registration Statement and each director of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriters from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus.  The relative fault of each of the Company and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.  Notwithstanding the provisions of this Section 8, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Shares underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person, if any, who controls an Underwriter within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, and each officer and director of the Company shall have the same rights to contribution as the Company subject in each case to clause (i) of the immediately preceding sentence.  Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise.  The obligations of the Underwriters to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares to be purchased by each of the Underwriters hereunder and not joint.

9.      Underwriter Default.

(a)                 If any Underwriter or Underwriters shall default in its or their obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the “Default Shares”) do not (after giving effect to arrangements, if any, made by the Lead Managers pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase that number of Default Shares that bears the same proportion of the total number of Default Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto bears to the aggregate number of Firm Shares set forth opposite the names of the non-defaulting Underwriters, subject, however, to such adjustments to eliminate fractional shares as the Lead Managers in its sole discretion shall make.

(b)                 In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, the Lead Managers may in its discretion arrange for itself or for another party or parties (including any non-defaulting Underwriter or Underwriters who so agree) to purchase the Default Shares on the terms contained herein.  In the event that within five calendar days after such a default the Lead Managers do not arrange for the purchase of the Default Shares as provided in this Section 9, this Agreement or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Company to sell the Additional Shares shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Sections 5, 7, 8 and 10 or the  non-defaulting Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters, the Company for damages occasioned by its or their default hereunder.

(c)                 In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Lead Managers, the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectuses or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectuses which, in the opinion of Underwriters’ Counsel, may thereby be made necessary or advisable.  The term “Underwriter” as used in this Agreement shall include any party substituted under this Section 9 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.

10.    Survival of Representations and Agreements.

All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the agreements contained in Section 4, the indemnity agreements contained in Section 6 and the contribution agreements contained in Section 7, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Shares to and by the Underwriters.  The representations contained in Section 1 and the agreements contained in Sections 5, 7, 8 and 10 hereof shall survive any termination of this Agreement, including termination pursuant to Section 7 or 10 hereof.

11.   Effective Date of Agreement; Termination.

(a)                  This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b)                 The Underwriters shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Underwriters will in the immediate future materially disrupt, the market for the Company’s securities or securities in general; or (ii) trading in the Company’s common shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the TSX or the NYSE or trading in securities generally on the NYSE or on the TSX shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NYSE or TSX or by order of the Commission or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) any downgrading shall have occurred in the Company’s corporate credit rating or the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities or any notice or announcement shall have been given or made of any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded; or (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Underwriters, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Prospectuses.

(c)                 Any notice of termination pursuant to this Section 11 shall be in writing.

(d)                 If this Agreement shall be terminated pursuant to any of the provisions hereof (other than pursuant to Section 9(b) hereof), or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriters, reimburse the Underwriters for all reasonable out-of-pocket expenses (including the reasonable fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

12.    Notices.  All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a)                  if sent to any Underwriter, shall be delivered, or faxed and confirmed in writing, to such Underwriter c/o CIBC World Markets Inc., 161 Bay St., 4th Floor, Toronto, Ontairo M5J 2S8, with a copy to Skadden, Arps, Slate, Meagher & Flom LLP at 222 Bay Street, Suite 1750, Toronto, Ontario, Canada M5K 1J5, Attention: Riccardo A. Leofanti, and to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada  M5L 1B9, Attention: Timothy McCormick;

(b)                 if sent to the Company, shall be delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement;

provided, however, that any notice to an Underwriter pursuant to Section 7 shall be delivered or sent by facsimile transmission to such Underwriter at its address set forth in its acceptance facsimile to the Lead Managers, which address will be supplied to any other party hereto by the Lead Managers upon request.  Any such notices and other communications shall take effect at the time of receipt thereof.

13.    Parties.  This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 7 and 8 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation.  The term “successors and assigns” shall not include a purchaser, in its capacity as such, of Shares from any of the Underwriters.

14.    Governing Law and Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York (each a “New York Court”) for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a “Proceeding”), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any New York Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any New York Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in a New York Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.  The Company hereby irrevocably designates Puglisi & Associates, 850 Library Avenue, Suite 204 Newark, Delaware 19711, as agent upon whom process against the Company may be served.  THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

15.    Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given.  The obligations of the Company in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.

16.    The parties acknowledge and agree that, for purposes of Sections 1(c), 1(d), 1(e), 1(f) and 7 hereof, the information provided by or on behalf of any Underwriter consistssolely of the material included in paragraphs 10, and 11 in each case under the caption “Underwriting” in the Prospectuses, only insofar as such statements relate to selling concession and stabilization activities that may undertaken by any Underwriter.

17.    No Fiduciary Relationship.  The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby.  The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its respective management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and each of the Company hereby confirms its respective understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company.  The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

18.    Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission, email or other electronic means shall constitute valid and sufficient delivery thereof.

19.    Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

20.    Time is of the Essence.  Time shall be of the essence of this Agreement.  As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

[signature page follows]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

PRETIUM RESOURCES INC.

By:	/s/ Joseph J. Ovsenek
Name: Joseph J. Ovsenek
Title: President

Accepted as of the date first above written

CIBC WORLD MARKETS INC.

By:	/s/ Sam Lee
Name: Sam Lee
Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ Craig Dudra
Name: Craig Dudra
Title: Managing Director

SCOTIA CAPITAL INC.

By:	/s/ Marcus Chalk
Name: Marcus Chalk
Title: Managing Director

On behalf of themselves and the other
Underwriters named in Schedule I hereto.

BMO NESBITT BURNS INC.		CITIGROUP GLOBAL MARKETS CANADA INC.

By:	/s/ Carter Hohmann	By:	/s/ Grant Kernaghan
	Name: Carter Hohmann		Name: Grant Kernaghan
	Title: Managing Director		Title: Managing Director

CORMARK SECURITIES INC.		GMP SECURITIES L.P.

By:	/s/ Darren Wallace	By:	/s/ Kevin Reid
	Name: Darren Wallace		Name: Kevin Reid
	Title: Managing Director		Title: Managing Director, Investment Banking

NUMIS SECURITIES LIMITED		ROTH CAPITAL PARTNERS, LLC

By:	/s/ John Prior	By:	/s/ Aaron Gurewitz
	Name: John Prior		Name: Aaron Gurewitz
	Title: Director, Corporate Broking & Advisory		Title: Managing Director

CANACCORD GENUITY CORP.		RODMAN & RENSHAW A UNIT OF H.C. WAINWRIGHT & CO., LLC

By:	/s/ Ali Pejman	By:	/s/ Mark W. Viklund
	Name: Ali Pejman, FCA		Name: Mark W. Viklund
	Title: Managing Director, Investment Banking		Title: CEO

PARETO SECURITIES LTD.

By:	/s/ Adam Lundin
Name: Adam Lundin
Title: Partner

SCHEDULE I

Underwriter	Total Number of Firm Shares to be Purchased	Number of Additional Shares to be Purchased if Option is Fully Exercised
CIBC World Markets Inc.	4,674,117	387,697
RBC Dominion Securities Inc.	4,674,117	387,697
Scotia Capital Inc.	4,674,117	387,697
BMO Nesbitt Burns Inc.	2,883,100	239,140
Citigroup Global Markets Canada Inc.	1,441,550	119,570
Cormark Securities Inc.	1,441,550	119,570
GMP Securities L.P.	1,441,550	119,570
Numis Securities Limited	1,441,550	119,570
Roth Capital Partners, LLC	1,441,550	119,570
Canaccord Genuity Corp.	786,300	65,220
Rodman and Renshaw a unit of H.C. Wainwright & Co., LLC	786,300	65,220
Pareto Securities Ltd.	524,200	43,480
Total	26,210,000	2,174,000

SCHEDULE II

1.	Robert Quartermain (other than with respect to 100,000 common shares committed to a charitable donation)

2.	Joseph J. Ovsenek (other than with respect to 136,000 common shares issuable upon exercise of expiring stock options)

3.	Tom Yip (other than with respect to 150,000 common shares issuable upon exercise of expiring stock options)

4.	Kenneth C. McNaughton (other than with respect to 136,000 common shares issuable upon exercise of expiring stock options)

5.	Shaoyang Shen

6.	C. Noel Dunn

7.	Ross A. Mitchell

8.	Peter Birkey

9.	George Paspalas

10.	Nicole Adshead-Bell

EXHIBIT A

Material Subsidiaries

Name of Subsidiary	Jurisdiction
Pretium Exploration Inc.	British Columbia

0890696 B.C. Ltd.	British Columbia

EXHIBIT B

Material Agreements

None.

ANNEX I

Form of Opinion of Blake, Cassels & Graydon LLP (Company Canadian Counsel)

1.
Each of the Company and Pretium Exploration Inc. and 0890696 B.C. Ltd. (the “Canadian Subsidiaries”) has been duly incorporated and validly exists as a corporation in good standing with respect to the filing of annual reports under the laws of its jurisdiction of incorporation, with all necessary corporate power and capacity to own, lease or license, as the case may be, its properties and conduct its business as described in the Prospectuses.

2.
The Company has an authorized capitalization as set forth in the Prospectuses.  The share capital of the Company conforms in all material respects to the description thereof contained under the heading “Description of Securities Being Distributed” in the Prospectuses.  The Shares to be delivered on the Closing Date and the Additional Closing Date, if any, have been duly and validly authorized and, when delivered in accordance with the Underwriting Agreement, will be duly and validly issued, fully paid and non-assessable.  Except as described in the Prospectuses, the holders of the outstanding common shares of the Company are not entitled to subscribe for the Shares pursuant to preemptive or similar rights under the Company’s constating documents or the Material Agreements.  All of the issued shares in the share capital of the Canadian Subsidiaries as reflected in the securities registers of the Canadian Subsidiaries are registered in the name of the Company.  The form of certificates for the common shares of the Company complies with British Columbia statutory requirements, with any applicable requirements of the constating documents of the Company and with the requirements of the TSX.

3.	The outstanding common shares of the Company are listed on the TSX and the Shares have been conditionally approved for listing on the TSX.

4.	The Underwriting Agreement has been duly and validly authorized, executed and delivered by the Company (to the extent that execution and delivery are governed by the laws of British Columbia).

5.
The execution, delivery, and performance of the Underwriting Agreement and consummation of the transactions contemplated by the Underwriting Agreement and the Prospectuses do not and will not (A) conflict with or result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to the Material Agreements, or (B) violate or conflict with any provision of the constating documents of the Company or the Canadian Subsidiary, or, to the knowledge of such counsel, any judgment, decree, order, statute, rule or regulation of any Canadian court or judicial, regulatory or other legal or governmental agency or body.

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6.	The Company is a “reporting issuer” under the securities legislation of each of the Canadian Jurisdictions which provide for such status.

7.
The statements under the captions “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Statutory Rights of Withdrawal and Rescission” in the Canadian Prospectus and Part II - Indemnification of the Registration Statement, insofar as such statements constitute a summary of the legal matters, documents or proceedings referred to therein, are, in all material respects, accurate summaries of such legal matters, documents and proceedings.

8.
A Decision Document has been obtained in respect of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus from the Reviewing Authority and, subject to the filing of standard post-closing notices of distribution, all necessary documents have been filed, all necessary proceedings have been taken and all necessary consents, approvals, and authorizations have been obtained, in each case by the Company, under Canadian Securities Laws to permit the Shares to be offered, sold and delivered, as contemplated by the Underwriting Agreement in the Canadian Jurisdictions by or through investment dealers or brokers duly and properly registered under Canadian Securities Laws who have complied with the relevant provisions of such laws and the terms of such registration; to the knowledge of such counsel, no order suspending the distribution of the Shares has been issued, no proceedings for that purpose have been instituted or threatened by any of the Canadian Qualifying Authorities.

9.	If the Underwriting Agreement is sought to be enforced in the Province of British Columbia in the first instance, in a court of competent jurisdiction (a “B.C. Court”):

(a)
a B.C. Court will only take jurisdiction over such an action if it concludes it has territorial competence to do so pursuant to section 3 of the Court Jurisdiction and Proceedings Transfer Act, S.B.C. 2003, c. 28, or if it has a basis for exercising its residual discretion to take jurisdiction pursuant to section 6 of that Act;

(b)	a B.C. Court, despite concluding that it has territorial competence, retains the discretion to decline to take jurisdiction on the following grounds:

(i)
the B.C. Court concludes that it should decline to exercise its territorial competence to hear such an action pursuant to section 11 of the Court Jurisdiction and Proceedings Transfer Act on the ground that a court of another state is a more appropriate forum in which to hear the action;

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(ii)
the B.C. Court concludes that by way of a clause in the Underwriting Agreement (the “Forum Selection Clause”), the parties have selected the courts of the State of New York as the exclusive jurisdiction for the resolution of any disputes arising out of or relating to the Underwriting Agreement, the action in question falls within the Forum Selection Clause and that there is no strong cause not to give effect to the Forum Selection Clause.

(c)
a B.C. Court would give effect to the choice of the law of the State of New York (“New York law”) as the governing law of contract claims under the Underwriting Agreement, provided that such choice of law is bona fide and legal and was not made with a view to avoiding the consequences of the laws of any other jurisdiction, provided that such choice of law is not contrary to Public Policy, and provided that such choice of law is not in conflict with any provisions of British Columbia law that have overriding effect or apply notwithstanding New York Law.  We have no reason to believe that the choice of New York law to govern the Underwriting Agreement (except as to provisions in the Underwriting Agreement relating to indemnity or contribution, as to which we need express no opinion) is not bona fide, would be contrary to Public Policy, or would conflict with any provisions of British Columbia law that have overriding effect or apply notwithstanding New York Law; and

(d)
a B.C. Court would, if it took jurisdiction over the action, subject to paragraph (c) above, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of British Columbia are to be determined by the proper law of the Underwriting Agreement (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of Underwriting Agreement, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue, expropriatory or penal laws or other laws of a public nature; provided, however, that, in matters of procedure, the laws of the Province of British Columbia will be applied, and a B.C. Court may not enforce an obligation enforceable under New York law where performance of the obligation would be illegal by the law of the place of performance.

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10.
The laws of the Province of British Columbia and the laws of Canada applicable therein permit an action to be brought in a B.C. Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied and has not been stayed respecting the enforcement of the Underwriting Agreement that is not impeachable as void or voidable under New York law for a sum certain if:  (A) the New York Court rendering such judgment had jurisdiction, as determined under British Columbia Law, over the judgment debtor and the subject matter of the action.  In this context, the B.C. Court would give effect to the provisions of the Underwriting Agreement whereby the Company submits to the jurisdiction of a New York Court provided that those provisions are legally binding and enforceable under New York law; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or any order made by the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws or other laws of a public nature; (D) the action to enforce such judgment is commenced within the applicable limitation period; (E) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and (F) no new admissible evidence, right or defence relevant to the action is discovered prior to the rendering of judgment by a B.C. Court.  The enforceability of such judgment will be subject to applicable bankruptcy, insolvency, moratorium, arrangement, winding up and other similar laws effecting the enforcement of the rights of creditors.  Under the Currency Act (Canada), a B.C. Court may only give judgment in Canadian dollars.  However, pursuant to the Foreign Money Claims Act, R.S.B.C. 1996, c. 155, a B.C. court must order that the money payable under an order will be that amount of Canadian currency that is necessary to purchase the equivalent amount of a foreign currency at a chartered bank located in British Columbia at the close of business on the conversion date, if the court considers that the person in whose favour the order will be made will be most truly and exactly compensated if all or part of the money payable under the order is measured in a currency other than the currency of Canada.  The conversion date under the Foreign Money Claims Act is the last day, before the day on which a payment under the order is made by the judgment debtor to the judgment creditor that said chartered bank quotes a Canadian dollar equivalent to the other currency.

11.
Provided that an underwriter that is not resident in Canada does not provide any services in Canada, no stamp or other issuance or transfer taxes or duties or withholding taxes are payable by or on behalf of the Underwriters to the Government of Canada or the Government of British Columbia or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Shares by the Company to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Shares in the manner contemplated in the Underwriting Agreement.

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In addition, such counsel shall also state in a separate letter:

“As such counsel, we have participated in conferences with officers and other representatives of the Company, United States counsel to the Company, representatives of the Company’s current independent auditors and representatives of the Underwriters and their Canadian and United States counsel at which the contents of the U.S. Prospectus and the Canadian Prospectus and related matters were discussed.  We have made no independent investigation or verification of and are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in such documents (other than such conclusions of law as to which an opinion has been separately delivered to you), and have relied with respect to factual matters, to the extent we have deemed appropriate, on statements by and certificates of officers and other representatives of the Company, copies of which have been provided to you.  Under the Securities Act (British Columbia), a material fact, when used in relation to securities issued or proposed to be issued, means a fact that would reasonably be expected to have a significant effect on the market price or value of such securities.  We are not qualified to judge the impact that any facts may have in the securities marketplace.  Our comment in the following paragraph is based on our experience in practicing British Columbia securities law and on the meaning of the term “material fact” as stated above and should not be interpreted as an opinion or expert comment in respect of financial facts or the impact of any facts on market prices or values of securities.

On the basis of and relying upon and subject to the foregoing, no facts came to our attention, in our capacity as Canadian counsel for the Company, in connection with the transactions contemplated by the U.S. Prospectus and the Canadian Prospectus that gave us reason to believe that (a) the Pricing Disclosure Package (as defined below), as of the Applicable Time (as defined below), included an untrue statement of a material fact or omitted to state a material fact that is required to be stated therein or that is necessary in order to make any statement therein not misleading in light of the circumstances in which it was made within the meaning of the Securities Act (British Columbia) or (b) the Canadian Prospectus, as of its date (or any amendment thereof or supplement thereto made prior to the date hereof as of the date of such amendment or supplement) or as of the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which it was made within the meaning of the Securities Act (British Columbia), it being understood that we express no opinion with respect to the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), David Ireland, C.Eng., P.Eng., Lynn Olssen, MAusIMM (CP), John Huang, Ph.D., P.Eng., Pierre Pelletier, P.Eng., Hamish Weatherly, M.Sc., P.Geo., Harvey Wayne Stoyko, P.Eng., Sabry Abdel Hafez, Ph.D., P.Eng., Colm Keogh, P.Eng., Catherine Schmid, M.Sc., P.Eng., Brent McAfee, P.Eng., Michael Chin, P.Eng., Brian Gould, P.Eng., Michael Wise, P.Eng., Paul Greisman, Ph.D., P.Eng., Wayne E. Scott, P.Eng., Ali Farah, P.Eng., George Zazzi, P.Eng., Trevor Crozier, M.Eng., P.Eng. and Sharon Blackmore, M.Sc., P.Geo., independent qualified persons, and Kenneth C. McNaughton, M.Sc., P. Eng. and Ian I. Chang M.A.Sc., P.Eng., who are qualified persons employed by the Company, in reliance on the authority of such persons as “experts”, as to which we express no such belief.  For purposes of this letter, the term “Pricing Disclosure Package” means the Canadian Pricing Prospectus taken together with the information set forth in Annex IV to the Underwriting Agreement, to the extent determined at the Applicable Time.”

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ANNEX II

Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP (Company United States Counsel)

1.	The Underwriting Agreement has, to the extent execution and delivery are governed by the laws of the State of New York, been duly executed and delivered by the Company.

2.
The issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement or any judgment, order or decree of any New York or federal court or governmental authority binding upon the Company listed on Schedule I to this opinion.  For purposes of this opinion, the term “Applicable Law” does not include federal securities laws or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Shares, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

3.
No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder.  For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

4.
The Registration Statement and the Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act (the “Rules and Regulations”), except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which we express no opinion.  We have assumed, for purposes of this paragraph, the compliance of the Canadian Base Prospectus and the Canadian Final Prospectus with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission.  We understand that such matters are covered in the opinion of Blake, Cassels & Graydon LLP furnished to you today.

1

5.	The Form F-X appears on its face to be appropriately responsive in all material respects to the requirements of the Act and the Rules and Regulations.

6.
The statements in the Pricing Disclosure Package and the Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

7.
The Company is not and, after giving effect to the offering and sale of the Shares, and the application of their proceeds as described in the Pricing Disclosure Package and the Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

8.
Under the laws of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 14 of the Underwriting Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the State of New York, in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any state court located in the State of New York, and has validly and irrevocably appointed Puglisi & Associates as its authorized agent for the purpose described in the Underwriting Agreement. This opinion 9  is subject to the qualification that such counsel expresses no opinion as to the enforceability of forum selection clauses in the federal courts.

In addition, such counsel shall also state in a separate letter:

“The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-197304) under the Securities Act of 1933, as amended (the “Act”).  The Registration Statement was filed on July 8, 2014, was amended on July 18, 2014, and automatically became effective pursuant to Rule 467(a) under the Act.  In this letter, the Registration Statement as amended as of the time the Underwriting Agreement was executed, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; the base prospectus dated July 16, 2014 included as part of the Registration Statement, as supplemented by the preliminary prospectus supplement dated [•], 2016, including the documents incorporated by reference therein immediately prior to the Applicable Time, as filed as required pursuant to General Instruction II.L of Form F-10, is referred to as the “Pricing Prospectus”; the Pricing Prospectus, taken together with the information set forth in Annex IV of the Underwriting Agreement, is referred to as the “Pricing Disclosure Package”; and the base prospectus dated July 16, 2014 included as part of the Registration Statement, as supplemented by the final prospectus supplement dated [•], 2016, including the documents incorporated by reference therein, as filed as required pursuant to General Instruction II.L of Form F-10, is referred to as the “Prospectus.”

The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information.  In addition, many determinations involved in the preparation of the Registration Statement, Pricing Prospectus and the Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter.  Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the Pricing Prospectus or the Prospectus (other than as explicitly stated in paragraph 7 of the Opinion).

2

In the course of acting as special U.S. counsel to the Company in connection with the offering of the Shares, we have participated in conferences and telephone conversations with your representatives, including your United States and Canadian counsel, officers and other representatives of the Company, including their Canadian counsel, Silver Standard, United States and Canadian counsel for Silver Standard, and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the Pricing Prospectus, the Prospectus and related matters were discussed.  Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time it became effective and the Applicable Time, the Registration Statement or any amendment thereto prior to the Closing Date (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein) David Ireland, C.Eng., P.Eng., Lynn Olssen, MAusIMM (CP), John Huang, Ph.D., P.Eng., Pierre Pelletier, P.Eng., Hamish Weatherly, M.Sc., P.Geo., Harvey Wayne Stoyko, P.Eng., Sabry Abdel Hafez, Ph.D., P.Eng., Colm Keogh, P.Eng., Catherine Schmid, M.Sc., P.Eng., Brent McAfee, P.Eng., Michael Chin, P.Eng., Brian Gould, P.Eng., Michael Wise, P.Eng., Paul Greisman, Ph.D., P.Eng., Wayne E. Scott, P.Eng., Ali Farah, P.Eng., George Zazzi, P.Eng., Trevor Crozier, M.Eng., P.Eng. and Sharon Blackmore, M.Sc., P.Geo., independent qualified persons, and Kenneth C. McNaughton, M.Sc., P. Eng. and Ian I. Chang M.A.Sc., P.Eng., who are qualified persons employed by the Company, in reliance on the authority of such persons as “experts” within the meaning of the Act, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Applicable Time, the Pricing Disclosure Package (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), David Ireland, C.Eng., P.Eng., Lynn Olssen, MAusIMM (CP), John Huang, Ph.D., P.Eng., Pierre Pelletier, P.Eng., Hamish Weatherly, M.Sc., P.Geo., Harvey Wayne Stoyko, P.Eng., Sabry Abdel Hafez, Ph.D., P.Eng., Colm Keogh, P.Eng., Catherine Schmid, M.Sc., P.Eng., Brent McAfee, P.Eng., Michael Chin, P.Eng., Brian Gould, P.Eng., Michael Wise, P.Eng., Paul Greisman, Ph.D., P.Eng., Wayne E. Scott, P.Eng., Ali Farah, P.Eng., George Zazzi, P.Eng., Trevor Crozier, M.Eng., P.Eng. and Sharon Blackmore, M.Sc., P.Geo., independent qualified persons, and Kenneth C. McNaughton, M.Sc., P. Eng. and Ian I. Chang M.A.Sc., P.Eng., who are qualified persons employed by the Company, in reliance on the authority of such persons as “experts” within the meaning of the Act, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the Prospectus was issued, at the time any amended or supplemented prospectus was issued or at the Closing Date, the Prospectus or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), David Ireland, C.Eng., P.Eng., Lynn Olssen, MAusIMM (CP), John Huang, Ph.D., P.Eng., Pierre Pelletier, P.Eng., Hamish Weatherly, M.Sc., P.Geo., Harvey Wayne Stoyko, P.Eng., Sabry Abdel Hafez, Ph.D., P.Eng., Colm Keogh, P.Eng., Catherine Schmid, M.Sc., P.Eng., Brent McAfee, P.Eng., Michael Chin, P.Eng., Brian Gould, P.Eng., Michael Wise, P.Eng., Paul Greisman, Ph.D., P.Eng., Wayne E. Scott, P.Eng., Ali Farah, P.Eng., George Zazzi, P.Eng., Trevor Crozier, M.Eng., P.Eng. and Sharon Blackmore, M.Sc., P.Geo., independent qualified persons, and Kenneth C. McNaughton, M.Sc., P. Eng. and Ian I. Chang M.A.Sc., P.Eng., who are qualified persons employed by the Company, in reliance on the authority of such persons as “experts” within the meaning of the Act, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.”

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ANNEX III

Form of Lock-Up Agreement

[●], 2016

CIBC World Markets Inc.,
RBC Dominion Securities Inc. and
Scotia Capital Inc.
As Representatives of the several
Underwriters referred to below

c/o CIBC World Markets Inc.
161 Bay St., 4th Floor
Toronto, ON M5J 2S8

Pretium Resources Inc. Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this “Agreement”) relates to the proposed public offering (the “Offering”) by Pretium Resources Inc., a British Columbia corporation (the “Company”), of its common shares, without par value (the “Shares”).

In order to induce you and the other underwriters for which you act as representatives (the “Underwriters”) to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (the “Lead Managers”), during the period from the date hereof until ninety (90) days from the date of the final prospectus for the Offering (the “Lock-Up Period”), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration. As used herein “Relevant Security” means the Shares, any other equity security of the Company or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Shares or other such equity security.  Notwithstanding the foregoing, (i) the undersigned may transfer Relevant Securities by bona fide gift, will or intestate succession, and (ii) the undersigned may transfer Relevant Securities to any corporate entity or partnership controlled by the undersigned, provided as to (i) and (ii) above, each resulting transferee of Relevant Securities executes and delivers to you an agreement satisfactory to you certifying that such transferee is bound by the terms of this Agreement and has been in compliance with the terms hereof since the date first above written as if it had been an original party hereto.

1

This Agreement shall not apply to the  exercise of an option to purchase any shares of the Company’s capital stock pursuant to existing stock option plans of the Company [or to the sale of any such option shares during the Lock-up Period if such shares are issued upon the exercise of options that are expiring during the Lock-up Period][or to the charitable donation of up to 100,000 shares of the Company’s capital stock]1.  In addition, this Agreement shall not restrict the sale or other disposition of Relevant Securities that are acquired by the undersigned in the open market after the Offering is priced, provided that any such sale or other disposition fully complies with, and is not required to be disclosed or reported under, applicable law (including but not limited to Section 16 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder).

The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Relevant Securities.  The undersigned hereby further agrees that, without the prior written consent of the Lead Managers, during the Lock-up Period the undersigned (x) will not file or participate in the filing with the Securities and Exchange Commission of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the Securities and Exchange Commission of any proposed offering or sale of a Relevant Security.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms.  Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof.  Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

1
Bracketed language to be inserted in the lock-up letters for Joseph J. Ovsenek, Kenneth C. McNaughton and Tom Yip with respect to 136,000 common shares, 136,000 common shares and 150,000 common shares, respectively.  The second set of bracketed language to be inserted in the lock-up for Robert Quatermain.

2

This Agreement shall terminate and be of no further force and effect in the event the Company has not consummated the Offering by March 31, 2016.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

[signature page follows]

3

Very truly yours,

By:

Print Name:

4

ANNEX IV

Pricing Terms included in the Disclosure Package

Number of Firm Shares Offered by the Company: 26,210,000

Number of Additional Shares Offered by the Company: 2,174,000

Public Offering Price per Share:  US$4.58

Underwriting Commission per Share:  US$0.2519

Date of Delivery of Firm Shares: March 1, 2016

Use of Proceeds:
The net proceeds to the Company from this Offering will be approximately U.S.$112.9 million (or approximately U.S.$122.8 million if the Underwriters exercise their over-allotment option in full), after deducting the applicable underwriting commission and estimated expenses. The Company intends to use the net proceeds of the Offering (i) approximately U.S.$44 million to fund development of the Brucejack Project, (ii) approximately U.S.$56 million for working capital during start-up and (iii) approximately U.S.$ 12.9 million for general corporate purposes.

Issuer Free Writing Prospectuses

None

 1